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                              January 27, 2022

       Jing (   George   ) Cao
       Chief Executive Officer
       Aimfinity Investment Corp. I
       1 Rockefeller Plaza, 11th Floor
       New York, NY 10020

                                                        Re: Aimfinity
Investment Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
11, 2022
                                                            CIK No. 0001903464

       Dear Mr. Cao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Business Strategy and Competitive Strengths, page 4

   1. We note your disclosure that your "business strategy is to identify and complete [your]
                                                        initial business
combination with a company that complements the experiences and skills of [your] management
team and can benefit from their operational expertise." We further note your disclosure on
page 93 that your founder and CEO, Jing ("George") Cao,
                                                        serves as the "Chief
Executive Office" of AscendEX (formerly BitMax.io), a global digital asset trading
platform. Rather than referring to the experiences and skills of your management team when
discussing a target, please revise your Summary to disclose the type of company or
business that you intend to target for your initial business
 Jing (   George   ) Cao
Aimfinity Investment Corp. I
January 27, 2022
Page 2
      combination. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise your Summary to specify this.
2. We note your disclosures on pages 4 and 93 that your strategy and focus is to target an initial business combination with a company within the technology sector that complements the experience of your management team. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise to provide prominent risk factor disclosure addressing the risks and uncertainties inherent in digital asset-
      related businesses, including the extensive regulatory regimes to which such businesses are subject and the evolving regulatory landscape.
      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                            Sincerely,
FirstName LastNameJing (   George   ) Cao
                                                            Division of
Corporation Finance
Comapany NameAimfinity Investment Corp. I
                                                            Office of Finance
January 27, 2022 Page 2
cc:       David Ni
FirstName LastName